January 3, 2017

Via Electronic Transmission
Valerie Lithotomos
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

RE:	Davis Fundamental ETF Trust File Nos.: 811‑23181, 333‑213073

Dear Ms. Lithotomos:

Pursuant to Rule 461 under the Securities Act of 1933 as amended (the "1933 Act"), Davis Fundamental ETF Trust, a Delaware statutory trust (the "Trust"), on behalf of its three series, Davis Select U.S. Equity ETF, Davis Select Financial ETF, and Davis Select Worldwide ETF, hereby respectfully requests acceleration of the effective date of its Registration Statement so that such Registration Statement may be declared effective on January 6, 2017, or as soon as practicable thereafter. Foreside Fund Services, LLC, in its capacity as distributor of the Trust, hereby joins in this request for acceleration.

The undersigned, in making this request for acceleration, hereby states that each is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act. The undersigned hereby acknowledge that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Davis Fundamental ETF Trust	Foreside Fund Services, LLC

/s/ Ryan Charles	/s/ Mark Fairbanks
Ryan Charles	Mark Fairbanks
Vice President & Chief Legal Officer	Vice President